Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated August 22, 2016 (July 27, 2017 as to the effects of the adjustment of net loss per share arising from the Carbylan transaction discussed in Note 2 and the misstatement of other comprehensive loss discussed in Note 2), relating to the financial statements of KalVista Pharmaceuticals Limited (which report expresses an unqualified opinion and includes an emphasis of matter paragraph relating to the restatement of other comprehensive loss discussed in Note 2) appearing in the Annual Report on Form 10-K of KalVista Pharmaceuticals, Inc. for the year ended April 30, 2018.

/s/ Deloitte LLP

Reading, United Kingdom
July 30, 2018